Exhibit

Exhibit Description

99.1	Announcement on 2010/02/22: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2010/02/22: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3	Announcement on 2010/02/25: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4	Announcement on 2010/03/01: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.5	Announcement on 2010/03/02: Represent subsidiary EverRich Energy Corporation to announce related materials on investment of mainland Chinese company

99.6	Announcement on 2010/03/02: Represent subsidiary EverRich Energy Corporation to announce related materials on investment of mainland Chinese company

99.7	Announcement on 2010/03/03: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2010/03/05: UMC will attend investor conferences on 2010/03/08

99.9	Announcement on 2010/03/08: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.10	Announcement on 2010/03/10: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.11	Announcement on 2010/03/11: To clarify reports on Commercial Times on March 11, 2010

99.12	Announcement on 2010/03/15: UMC will attend investor conferences on 2010/03/16

99.13	Announcement on 2010/03/15: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.14	Announcement on 2010/03/17: Important Resolutions from 11th term 6th Board Meeting

99.15	Announcement on 2010/03/17: Board Meeting’s Resolution on Retained Earning Distribution

99.16	Announcement on 2010/03/17: Board’s Resolution to Convene Annual General Meeting (AGM)

99.17	Announcement on 2010/03/17: The Board of Directors resolved to issue the 4th unsecured corporate bonds

99.18	Announcement on 2010/03/17: To announce related materials on acquisition of UMC New Business Investment Corporation common shares

99.19	Announcement on 2010/03/17: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.20	Announcement on 2010/03/17: To announce related materials on acquisition of machinery and equipment

99.21	Announcement on 2010/03/09: February Revenue

99.22	Announcement on 2010/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/12/09~2010/02/22
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 615,848,800NTD;total transaction price: $ 615,848,800NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor ( Singapore ) Pte Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events:2010/02/22

Contents:

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2010/02/22

2.Number of shares repurchased this time: 28,045,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$459,460,552

5.Average repurchase price per share this time: NTD$16.38

6.Cumulative number of own shares held during the repurchase period:94,345,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.73

8.Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events: 2010/02/25

Contents:

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2010/02/25

2.Number of shares repurchased this time: 40,000,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$632,356,102

5.Average repurchase price per share this time: NTD$15.81

6.Cumulative number of own shares held during the repurchase period: 134,345,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.03

8.Any other matters that need to be specified: None

Exhibit 99.4

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events: 2010/03/01

Contents:

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2010/03/01

2.Number of shares repurchased this time: 23,500,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$367,760,513

5.Average repurchase price per share this time: NTD$15.65

6.Cumulative number of own shares held during the repurchase period: 157,845,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.22

8.Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary EverRich Energy Corporation to announce related materials on investment of mainland Chinese company
1.Date of occurrence of the event:2010/03/02
2.Method of the present increase (decrease) in investment:
Invest mainland Chinese company EverRich Energy (Shan Dong) Corporation by EverRich Energy Investment (HK) Limited
3.Transaction volume, price per unit, and total monetary amount of the transaction:
Not exceeding USD$2,000,000
4.Company name of the invested mainland Chinese company:EverRich Energy (Shan Dong) Corporation
5.Paid-in capital of said invested mainland Chinese company:USD$1,000,000 before capital increase
6.Amount of new capital increment currently planned by said invested mainland Chinese company: Not exceeding USD$2,000,000
7.Main business items of said invested mainland Chinese company:Solar engineering integrated design services
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$996,795
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:USD$(3,205)
11.Amount of actual investment to date in said invested mainland Chinese company: USD$1,000,000
12.Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:To pay by installments; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:By the board of directors.
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$1,000,000
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital            on the financial statement for the most recent period:51%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 54%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 55%
25.Total amount of actual investment in the mainland China area to date: USD$1,000,000
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 51%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 54%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 55%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$(3,205)
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary EverRich Energy Corporation to announce related materials on investment of mainland Chinese company
1.Date of occurrence of the event:2010/03/02
2.Method of the present increase (decrease) in investment:Invest mainland Chinese company HUAXIN-EverRich New Energy Corporation byEverRich Energy Investment (HK) Limited
3.Transaction volume, price per unit, and total monetary amount of the transaction:Not exceeding USD$1,000,000
4.Company name of the invested mainland Chinese company:HUAXIN-EverRich New Energy Corporation
5.Paid-in capital of said invested mainland Chinese company:USD$0 before capital increase
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$1,500,000
7.Main business items of said invested mainland Chinese company:Solar engineering integrated design services
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:Not applicable
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:USD$(3,205)
11.Amount of actual investment to date in said invested mainland Chinese company: USD$1,000,000
12.Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the            trading counterpart), the date of transfer, and the price:Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:
One-time payment; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:By the Board of Directors.
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$1,000,000
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 51%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 54%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 55%
25.Total amount of actual investment in the mainland China area to date: USD$1,000,000
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 51%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 54%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 55%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:USD$(3,205)
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events: 2010/03/03
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2010/03/03
2.Number of shares repurchased this time: 23,376,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$369,539,598
5.Average repurchase price per share this time: NTD$15.81
6.Cumulative number of own shares held during the repurchase period: 181,221,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.4
8.Any other matters that need to be specified: None

Exhibit 99.8

UMC will attend investor conferences on 2010/03/08

1.Date of the investor/press conference:2010/03/08
2.Location of the investor/press conference: London, UK
3.Financial and business related information:
The Company will attend the “Taiwan Investment Forum: The Miracle Lives On“held by SinoPac Securities and Taiwan Stock Exchange from 2010/03/08 to 2010/03/09 in London, UK.
4.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.9

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events: 2010/03/08
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2010/03/08
2.Number of shares repurchased this time: 29,164,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$467,294,808
5.Average repurchase price per share this time: NTD$16.02
6.Cumulative number of own shares held during the repurchase period: 210,385,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.62
8.Any other matters that need to be specified: None

Exhibit 99.10

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events: 2010/03/10
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2010/03/10
2.Number of shares repurchased this time: 21,800,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$358,268,984
5.Average repurchase price per share this time: NTD$16.43
6.Cumulative number of own shares held during the repurchase period: 232,185,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.79
8.Any other matters that need to be specified: None

Exhibit 99.11

To clarify reports on Commercial Times on March 11, 2010

1.Name of the reporting media: Commercial Times, B1
2.Date of the report:2010/03/11
3.Content of the report: UMC will spend NTD10 billion to invest green energy within two years
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:
The Company here to clarify that the news was derived from speculation. All of the Company’s investment plans to Mainland China have followed related government regulations and have been published on MOPS.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.12

UMC will attend investor conferences on 2010/03/16

1.Date of the investor/press conference:2010/03/16
2.Location of the investor/press conference: Far Eastern Plaza Hotel
3.Financial and business related information:
The Company will attend the “Taiwan, Technology & Beyond” Conference held by Bank of America Merrill Lynch and Taiwan Stock Exchange on 2010/3/16~3/18 in Far Eastern Plaza Hotel.
4.Any other matters that need to be specified:
Please refer to MOPS or Company website for more information.

Exhibit 99.13

To announce accumulative shares repurchased exceeding NTD$300 million in value

Date of events:2010/03/15
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2010/03/15
2.Number of shares repurchased this time: 26,588,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$440,190,778
5.Average repurchase price per share this time: NTD$16.56
6.Cumulative number of own shares held during the repurchase period:258,773,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.99
8.Any other matters that need to be specified: None

Exhibit 99.14

Important Resolutions from 11th term 6th Board Meeting

1.Date of occurrence of the event:2010/03/17
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
The board meeting has approved important resolutions as the followings:
(1)Approved 2009 Business Report and Financial Statements.

The Company’s revenue for 2009 was NT$88,618 million and net income after tax was NT$3,874 million, with EPS of NT$0.31.

(2)Proposed Dividend Distribution and Employee Bonus.(approximately NT$0.5 per share)

(3)Approved Investment of UMC New Business Investment Corporation common shares NTD1,500 million¡C

(4)Approved Issuance of Unsecured Corproate Bond, total amount not exceeding NTD10,000 million¡C

(5)The 2010 Annual General Meeting will be held at 9:00 AM, on Tuesday, June 15, 2010 at the UMC Recreation Center in Hsinchu Science Park.

6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.15

Meeting’s Resolution on Retained Earning Distribution

Date of events:2010/03/17
1.Date of the board of directors resolution:2010/03/17
2.Type and monetary amount of dividend distribution:
Cash dividends of NT$6,233,001,658(approximately NT$0.5 per share);
3.Any other matters that need to be specified:
(1)Propose to distribute employee cash bonus NT$965,002,526; bonus to directors is NT$9,583,932.

Exhibit 99.16

Board’s Resolution to Convene Annual General Meeting (AGM)

Date of events:2010/03/17
1.Date of the board of directors resolution:2010/03/17
2.Date for convening the shareholders’ meeting:2010/06/15
3.Location for convening the shareholders’ meeting:

UMC Recreation Center in Hsinchu Science Park

4.Cause or subjects for convening the meeting:
1)Reporting items
1.2009 business report
2.Audit Committee’s report of 2009 audited financial report
3.Acquisition or disposal of assets with related parties in 2009
4.The Issuance of the Corporate Bonds in 2009
5.The 14th treasury stock buy-back program execution
6.Amendment of the Company’s Procedure of Transfer Repurchased Shares to Employees Phase XIII and Phase XIV.
7.Amendment of the Company’s Employee Stock Option Plan
2)Approving items
1.To accept the Company’s 2009 business report and financial statement
2.To approve the Company’s 2009 retained earnings distribution.
3)Discussion items
1.To amend the Company’s “Financial Derivatives Transaction Procedure”
2.To amend the Company’s “Acquisition or Disposal of Assets Procedure”
3.To release the Director from non-competition restrictions
5.Book closure starting date:2010/04/17
6.Book closure ending date:2010/06/15
7.Any other matters that need to be specified:None

Exhibit 99.17

The Board of Directors resolved to issue the 4th unsecured corporate bonds

1.Date of the board of directors resolution:2010/03/17
2.Name ¡i—nth issue of (secured, unsecured) corporate bonds of        Co.¡j: 4th issue of unsecured corporate bonds of United Microelectronics Corp.
3.Total amount of the issue:less than NTD 10 billion
4.Face value:temporarily set at NTD 1,000,000 each or greater
5.Issue price:temporarily set 100% of par value
6.Issue period:temporarily set five years or seven years
7.Issue coupon/interest rate: the UMC Chairman is authorized to determine according to the market situation
8.Types, names, monetary amounts of security or collateral and stipulations thereupon:N/A
9.Use of the funds raised by the offering and utilization plan:funding for purchasing materials
10.Underwriting method:the UMC Chairman is authorized to determine according to the market situation
11.Trustees for the bonds:the UMC Chairman is authorized to determine according to the market situation
12.Underwriter or distributing agent institution:the UMC Chairman is authorized to determine according to the market situation
13.Guarantor(s) for the issue:N/A
14.Institution serving as agent for payment of the principal and interest:the UMC Chairman is authorized to determine according to the market situation
15.Certifying institution:N/A
16.Where convertible into shares, the rules for conversion:N/A
17.Resale conditions:N/A
18.Repurchase conditions:N/A
19.The record date for share conversion, if conversion, exchange, or subscription rights are attached:N/A
20.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:N/A
21.Any other matters that need to be specified:the UMC Chairman, or the person delegated by the UMC Chairman, is authorized to decide or adjust the details about the total issuance amount, pricing, and other relevant terms

Exhibit 99.18

To announce related materials on acquisition of UMC New Business Investment Corporation common shares
1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common shares of UMC New Business Investment Corporation
2.Date of occurrence of the event:2010/03/17
3.Volume, unit price, and total monetary amount of the transaction:
Trading volume: 150,000,000 shares; Average unit price: $10 NTD;
Total amount: $1,500,000,000 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Investee company which UMC holds 100%.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:One-time payment of $1,500,000,000 NTD ;None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:
The decision making manner: New share issuance;
The reference basis for the decision on price: Face Value per share;
The decision-making department: The Chairman & President Office.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Cumulative volume: 300,000,000 shares;Amount: $3,000,000,000 NTD; Percentage of holdings: 100%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:
Ratio of total assets: 25.20%;Ratio of shareholder’s equity: 28.57%;The operational capital as shown in the most recent financial statement:$50,542,313 thousands NTD.
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition:Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.19

To announce accumulative shares repurchased exceeding NTD$300 million in value
Date of events:2010/03/17
1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2010/03/17
2.Number of shares repurchased this time: 22,312,000 shares
3.Type of shares repurchased this time: Common share
4.Total monetary amount of shares repurchased this time: NTD$368,741,606
5.Average repurchase price per share this time: NTD$16.53
6.Cumulative number of own shares held during the repurchase period:281,085,000 shares
7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.16
8.Any other matters that need to be specified: None

Exhibit 99.20

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/01/06~2010/03/17
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ $503,373,790NTD;total transaction price: $ $503,373,790NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.21

United Microelectronics Corporation
February 9, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
February	Invoice amount	6,265,465	2,744,115	3,521,350	128.32%
2010	Invoice amount	12,209,692	5,035,418	7,174,274	142.48%
February	Net sales	8,634,850	3,143,826	5,491,024	174.66%
2010	Net sales	17,235,303	6,296,820	10,938,483	173.71%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,543
UMC’s subsidiaries	0	0	0

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,085
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	6,466,020	7,500,000
Fair Value	634	88,493
Net Profit from Fair Value	(74,731)	83
Written-off Trading Contracts	15,921,628	7,500,000
Realized profit (loss)	74,954	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.22

United Microelectronics Corporation
For the month of February, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of January 31, 2010	Number of shares held as of February 28, 2010	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	January 31, 2010	February 28, 2010	Changes